                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:   October 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 27)*



                   TRANSCONTINENTAL REALTY INVESTORS, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
               ------------------------------------------------
                                (CUSIP Number)

                              Robert A. Waldman
                  10670 North Central Expressway, Suite 600
                   Dallas, Texas 75231      (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                July 18, 1996
               ------------------------------------------------

           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 2 OF 16 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  1,175,070

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  1,175,070

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,175,070

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.3%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 3 OF 16 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  308,912

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  308,912

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      308,912

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 4 OF 16 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Syntek Asset Management L.P.
      75-2163161
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  26,475

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  26,475

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,475

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 5 OF 16 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Mortgage and Equity Trust
      94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  79,500

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  79,500

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      79,500

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                         PAGE 6 OF 16 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Gene E. Phillips Children's Trust
      13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  46,500

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  46,500

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      46,500

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO

- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209


Item 1. Security and Issuer

Item 1 is hereby amended to read as follows:

         This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TCI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on April 5, 1996. The principal executive offices of TCI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

Item 2 is hereby amended to read as follows:

         This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and The Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

         BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust.

         (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

                 BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

     Name                         Position(s) with BCM
     ----                         --------------------
Randall M. Paulson                President

Oscar W. Cashwell                 Executive Vice President

Thomas A. Holland                 Executive Vice President and
                                  Chief Financial Officer

Clifford C. Towns, Jr.            Executive Vice President, Finance

Bruce A. Endendyk                 Executive Vice President

Cooper B. Stuart                  Executive Vice President

     Name                         Position(s) with BCM
     ----                         --------------------
Mark W. Branigan                  Executive Vice President

Lynn W. Humphries                 Senior Vice President-Commercial Asset
                                  Management

Dan S. Allred                     Senior Vice President

Robert A. Waldman                 Senior Vice President, General Counsel
                                  and Secretary

Drew D. Potera                    Vice President, Treasurer and Securities Manager

Ryan T. Phillips                  Director

Mickey Ned Phillips               Director

                 Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

                 Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

                 Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President - Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

                 Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

                 Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

                 Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Executive Vice President of BCM. Mr. Branigan is a citizen of the United States of America.

                 Mr. Humphries' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President-Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

                 Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

                 Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

                 Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

                 Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

                 Mr. Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

                 Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

         (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 The following is a list of each executive officer and trustee of CMET:

Name                              Position(s) with CMET
- ----                              ---------------------
Randall M. Paulson                President

Thomas A. Holland                 Executive Vice President and
                                  Chief Financial Officer

Bruce A. Endendyk                 Executive Vice President

Lynn W. Humphries                 Senior Vice President-Commercial Asset Management

Robert A. Waldman                 Senior Vice President, Secretary
                                  and General Counsel

Drew D. Potera                    Treasurer

Edward L. Tixier                  Trustee

Bennett B. Sims                   Trustee

Ted P. Stokely                    Trustee

Martin L. White                   Trustee

John P. Parsons                   Trustee

Edward G. Zampa                   Trustee

                 Information with respect to Messrs. Paulson, Holland, Endendyk, Humphries, Waldman and Potera is disclosed in (I) above.

                 Mr. Tixier's business address is 110 Longhorn Lane, Dripping Springs, Texas 78620. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

                 Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

                 Mr. Sims' business address is 62 West 91st Street, Apt. #3, New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

                 Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

                 Mr. Parsons' business address is 73155 Deer Grass Drive, Palm Desert, California 92262. Mr. Parsons' is Chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parsons is a citizen of the United States of America.

                 Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

         (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

                 Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

                 Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

         (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 The following is a list of each executive officer and director of ART:

Name                              Position(s) with ART
- ----                              --------------------
Karl L. Blaha                     President and Director

Thomas A. Holland                 Executive Vice President and
                                  Chief Financial Officer

Randall M. Paulson                Executive Vice President

Bruce A. Endendyk                 Executive Vice President

Lynn W. Humphries                 Senior Vice President-Commercial Asset Management

Robert A. Waldman                 Senior Vice President, Secretary
                                  and General Counsel

Drew D. Potera                    Treasurer

Al Gonzalez                       Director

Oscar W. Cashwell                 Director

Dale A. Crenwelge                 Director

                 Information with respect to Messrs. Cashwell, Paulson, Holland, Endendyk, Humphries, Waldman, Potera and Ryan Phillips is disclosed in
(I) above.

                 Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

                 Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

                 Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is the President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

         (V) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas.
SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

                 Information with respect to Mr. Phillips is disclosed in (III) above.

         During the last five (5) years, (i) none of the persons enumerated in
(I) through (V) above, as amended, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)     Share Ownership

         The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                              Shares Owned Directly
                              ---------------------
                                    Number of                 Percent of
Name                                 Shares                   Class (1)
- ----                                ---------                 ----------
BCM                                   308,912                     7.7%
CMET                                   79,500                     2.0%
ART                                 1,175,070                    29.3%
SAMLP                                  26,475                     0.7%
GEP Trust                              46,500                     1.2%

          TOTAL                     1,636,457                    40.9%


                            Shares Owned Beneficially
                            -------------------------
                                    Number of                 Percent of
Name                                 Shares                   Class (1)
- ----                                ---------                 ----------
ART                                 1,175,070                    29.3%
BCM                                   308,912                     7.7%
CMET                                   79,500                     2.0%
SAMLP                                  26,475                     0.7%
Gene E. Phillips (2)                   26,475                     0.7%
GEP Trust                              46,500                     1.2%
Al Gonzalez (3)                     1,175,070                    29.3%
Ryan Phillips (4)(5)                  355,412                     8.9%
Dale A. Crenwelge (3)               1,175,070                    29.3%
Oscar W. Cashwell (3)(4)            1,483,982                    37.0%
Karl L. Blaha (3) (4)               1,483,982                    37.0%
Total shares beneficially
  owned by Reporting Persons        1,636,457                    40.9%

                 (1) Percentage calculations are based upon 4,005,793 Shares outstanding at June 30, 1996. Total and addends may not match due to rounding.

                 (2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2, as herein amended.

                 (3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART as described in Item 2, as herein amended.

                 (4) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM as described in Item 2.

                 (5) May be deemed to be a beneficial owner of the Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

         (b)     Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 1,175,070 Shares owned by ART. Each of the directors of BCM exercises voting and dispositive power over the 308,912 Shares held by BCM. Each of the Trustees of CMET share voting and dispositive power over the 79,500 Shares held by CMET. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

         (c)     Transactions in Securities

                 The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                            Number of             Price             Type of
 Person           Date                Shares             Per Share         Transaction
- ---------       --------             ---------           ---------         -----------
  BCM           05/30/96                  500             $ 9.875          Open Market
  ART           05/30/96                  100             $ 9.875          Open Market
  ART           05/30/96                  200             $ 10.00          Open Market
  BCM           05/30/96                2,800             $ 10.00          Open Market
  ART           05/30/96                  100             $ 10.00          Open Market
  ART           05/30/96                  100             $ 10.00          Open Market
  ART           06/03/96                  600             $ 10.00          Open Market
  ART           06/07/96                  600             $ 10.00          Open Market
  ART           06/07/96                  200             $ 10.00          Open Market
  ART           06/10/96                1,800             $ 10.00          Open Market
  ART           06/13/96                  100             $ 10.00          Open Market
  ART           06/14/96                  700             $ 10.00          Open Market
  BCM           06/17/96                2,000             $ 10.00          Open Market
  ART           06/17/96                  200             $ 10.00          Open Market
  ART           06/18/96                  700             $ 10.00          Open Market
  BCM           06/20/96                3,300             $ 10.00          Open Market
  BCM           06/21/96                2,800             $ 10.00          Open Market
  BCM           06/21/96                  500             $ 9.875          Open Market
  BCM           06/25/96                1,900             $ 10.00          Open Market
  ART           06/25/96                  300             $ 9.875          Open Market
  ART           06/25/96                1,100             $ 10.00          Open Market

Reporting                            Number of             Price             Type of
 Person           Date                Shares             Per Share         Transaction
- ---------       --------             ---------           ---------         -----------
  ART           06/26/96                  200             $10.00           Open Market
  ART           06/28/96                  500             $10.00           Open Market
  ART           07/01/96                1,300             $10.00           Open Market
  ART           07/02/96                1,300             $10.00           Open Market
  ART           07/03/96                  500             $10.00           Open Market
  ART           07/09/96                1,100             $10.00           Open Market
  BCM           07/09/96                  100             $10.00           Open Market
  BCM           07/11/96                  100             $10.00           Open Market
  BCM           07/11/96                  700             $10.00           Open Market
  BCM           07/12/96                1,000             $10.00           Open Market
  BCM           07/12/96                  500             $10.00           Open Market
  BCM           07/15/96                  100             $10.00           Open Market
  BCM           07/16/96                1,500             $10.00           Open Market
  BCM           07/17/96                2,000             $10.00           Open Market
  ART           07/18/96                2,100             $10.00           Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 13,875 shares to Advest, pledged 13,500 shares to Alex Brown (TX), pledged 7,600 shares to Arnold Securities, pledged 18,000 shares to Baker & Co., pledged 11,700 shares to Baraban Sec., pledged 124,537 shares to Bear Stearns, pledged 22,500 shares to Bidwell, pledged 7,350 shares to Brown & Co., pledged 18,075 shares to C.J. Lawrence, pledged 17,000 shares to Cowen & Co., pledged 1,500 shares to Dain Bosworth, pledged 34,644 shares to Dean Witter (CA), pledged 12,000 shares to Dillon Read, pledged 75,406 shares to Donaldson, Lufkin, pledged 9,800 shares to Equitable, pledged 15,000 shares to First Southwest, pledged 18,000 shares to Global Strategies, pledged 42,807 shares to Goldman Sachs, pledged 18,000 shares to Hambrecht & Quist, pledged 29,675 shares to Interstate J.L., pledged 22,500 shares to JB Oxford, pledged 13,500 shares to Jefferies (TX), pledged 6,000 shares to JW Charles, pledged 15,000 shares to Josephthal, Lyon, pledged 19,500 shares to Kirpatrick Pettis, pledged 25,500 shares to Legg Mason (NY), pledged 30,000 shares to Legg Mason
(TX), pledged 3,000 shares to Marsh Block, pledged 5,550 shares to May Financial, pledged 30,000 shares to McDonald & Co., pledged 22,500 shares to Montgomery, pledged 19,500 shares to Morgan Keegan, pledged 24,000 shares to Mutual Securities, pledged 80,807 shares to NationsBanc Cap., pledged 6,000 shares to Nationwide Sec., pledged 22,500 shares to Olde, pledged 37,500 shares to Oppenheimer (NY), pledged 42,257 shares to Oppenheimer (TX), pledged 6,000 shares to Pacific Brokerage, pledged 33,000 shares to The Principal, pledged 60,000 shares to Rauscher Pierce, pledged 31,500 shares to Regions Investment, pledged 3,750 shares to Roney & Co., pledged 15,825 shares to Securities of America, pledged 20,250 shares to Tucker Anthony, pledged 6,000 shares to UBS Securities, pledged 11,500 shares to Wachovia, pledged 12,000 shares to Washington Discount and pledged 38,663 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

         BCM has pledged 5,850 shares to Advest, pledged 15,000 shares to The Advisors Group, pledged 22,050 shares to Allied, pledged 9,000 shares to American Express Financial, pledged 6,550 shares to Baker & Co., pledged 10,500 shares to Baraban Sec., pledged 21,375 shares to Bear Stearns, pledged 6,000 shares to Brown & Co., pledged 6,000 shares to C.J. Lawrence, pledged 2,000 shares to Chatfield Dean, pledged 3,000 shares to Chemical Sec., pledged 9,000 shares to Cowen & Co., pledged 5,400 shares to Dean Witter (CA), pledged 10,500 shares to Dillon Read, pledged 24,050 shares to Donaldson, Lufkin, pledged 1,000 shares to Everen Sec. (CA), pledged 10,500 shares to H.D. Vest, pledged 6,450 shares to Hambrecht & Quist, pledged 15,000 shares to Interstate/J.L., pledged 3,000 shares to JB Oxford, pledged 3,000 shares to Jefferies (TX), pledged 6,000 shares to Kirpatrick Pettis, pledged 7,500 shares to Legg Mason
(NY), pledged 3,000 shares to Legg Mason (TX), pledged 9,000 shares to NationsBanc Cap., pledged 12,000 shares to Olde, pledged 23,437 shares to Oppenheimer (TX), pledged 4,500 shares to The Principal, pledged 7,500 shares to Rauscher Pierce, pledged 3,000 shares to Raymond James, pledged 3,000 shares to Regions Investment, pledged 7,500 shares to Rodman & Renshaw, pledged 10,250 shares to Signet, pledged 4,500 shares to Southwest Sec., pledged 7,000 shares to Wachovia, pledged 1,000 shares to Wedbush Morgan and pledged 4,500 shares to Boatmen's in stock margin accounts maintained by it with such brokers.

         CMET has pledged 15,000 shares to Goldman Sachs, pledged 48,000 shares to JW Charles and pledged 16,500 shares to Neuberger in stock margin accounts maintained by it with such brokers.

         SAMLP has pledged 26,475 shares to Bear Stearns in stock margin accounts maintained by it with such broker.

         GEP Trust has pledged 46,500 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 1996.

                                        SYNTEK ASSET MANAGEMENT, L.P.

                                        By:  Syntek Asset Management, Inc.
                                             Managing General Partner



                                        By:  /s/ Randall M. Paulson
                                             -----------------------------------
                                             Randall M. Paulson
                                             President


                                        AMERICAN REALTY TRUST, INC.



                                        By:  /s/ Karl L. Blaha
                                             -----------------------------------
                                             Karl L. Blaha
                                             President


                                        BASIC CAPITAL MANAGEMENT, INC.



                                        By:  /s/ Drew D. Potera
                                             -----------------------------------
                                             Drew D. Potera
                                             Treasurer


                                        GENE E. PHILLIPS CHILDREN'S TRUST



                                        By:  /s/ Donald W. Phillips
                                             -----------------------------------
                                             Donald W. Phillips
                                             Trustee


                                        CONTINENTAL MORTGAGE AND EQUITY TRUST



                                        By:  /s/ Randall M. Paulson
                                             -----------------------------------
                                             Randall M. Paulson
                                             President